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DeFi Technologies' Wholly Owned Subsidiary, Valour Signs LOI with Arcane Crypto with the Intention to List an Exchange-Traded Product (ETP)
TORONTO, June 16, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) announces that its wholly owned subsidiary, Valour Structured Products ("Valour"), has today signed a Letter of Intent with Arcane Crypto's wholly owned subsidiary Arcane Assets AS ("Arcane Assets") with the intention to explore the issuance and listing of an Exchange-Traded Product (ETP) based on Arcane's cryptocurrency fund. The ETP would be the first to have a cryptocurrency fund as an underlying asset and the market provides exciting expansion possibilities for both the Arcane Fund and Valour. Valour and Arcane Assets are working on a definitive partnership agreement and a plan for issuance and expect these to be completed later this year.

Torbjørn Bull Jenssen CEO of Arcane Crypto AS said of the partnership "Valour has successfully launched several ETPs tracking cryptocurrencies in the past and is an ideal partner for us. By joining forces, our intention is to bring a truly new and innovative product to market, lowering the frictions associated with cryptocurrency investments."

Valour (a wholly owned subsidiary of DeFi Technologies Inc.) is an issuer of ETPs that track underlying digital assets and the ETPs are listed on regulated European stock exchanges. This enables investors to easily gain exposure to this emerging asset class through their regular bank or broker like Avanza and Nordnet.

An ETP based on the Arcane Fund would work in the same way. In other words, investors would be able to buy and sell the ETP through their broker, which would track the performance of the Arcane Fund.

Eric Wall, CIO of Arcane Assets commented "We're constructing this as an ideal one-stop shop solution for investors' entire cryptocurrency exposure based on active portfolio management. We use all the market intelligence on a daily basis to offer the best kind of product, and investors can potentially gain exposure to our portfolio through an ISK (Investeringssparkonto) savings account."

Diana Biggs CEO of Valour commented "We're delighted to be partnering with Arcane to launch the world's first fund-based crypto ETP. Arcane Assets bring unparalleled knowledge of cryptocurrencies both from a technology and an investment perspective, rightly placing them as one of the most well-respected hedge funds in this space, and this product partnership is a key milestone in our ongoing mission to provide investors of all types with access to the most innovative and highest quality digital asset ETPs."
About Valour Structured Products Ltd.:
Valour Structured Products Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR:RMJR, OTC: DEFTF). For more information on Valour, visit  www.valour.com.
About Arcane Crypto:
Arcane Crypto develops and invests in projects, focusing on bitcoin and digital assets. Arcane operates a portfolio of businesses, spanning the value chain for digital finance. As a group we deliver services targeting payments, investment, and trading. In addition, we have a media and research division.

Arcane has the ambition to become a leading player in the digital assets space by growing the existing businesses, invest in cutting edge projects, and through acquisitions and consolidation.
About DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information, visit https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to Valour and its partnership with Arcane Assets, any ETP launch by Valour and Arcane Assets or any other products launched by Valour; the growth or potential of any of Valour's products; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies, Inc.

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For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 16-JUN-21